 SEC Form 5
FORM 5 [ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). [ ] Form 3 Holdings Reported [ ] Form 4 Transactions Reported	UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility
Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940
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1. Name and Address of Reporting Person* Moore, Sarah (Last) (First) (Middle) 124 Evergreen Drive (Street) Deatsville, AL 36022 (City) (State) (Zip)	2. Issuer Name and Ticker or Trading Symbol The Colonial BancGroup, Inc. CNB 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)	4. Statement for Month/Year 12/2002 5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer
(Check all applicable)

   Director      10% Owner
X Officer (give title below)        Other (specify below)

Description           Chief Operating Officer
7. Individual or Joint/Group
    Filing (Check Applicable Line)

X   Form filed by One Reporting Person
     Form filed by More than One Reporting Person

Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Transaction Date (Month/Day/Year)	2A. Deemed Execution Date, if any (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4, and 5) Amount / A/D / Price	5. Amount of Securities Beneficially Owned at end of Issuer's Fiscal Year (Instr. 3 and 4)	6. Owner- ship Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
Common Stock	12/31/2002	12/31/2002	J	7 (1) / A / $11.95	13,043	D
Common Stock				/ / $	4,100	I	by Sons

Table II - Derivative Securities Acquired, Disposed of, or Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deri- vative Security	3. Transaction Date (Month/ Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/ Year)	4. Transaction Code (Instr.8)	5. Number of Derivative Securities Acquired (A) or Disposed Of (D) (Instr. 3, 4 and 5) A or D	6. Date Exercisable(DE) and Expiration Date(ED) (Month/Day/Year) DE / ED	7. Title and Amount of Underlying Securities (Instr. 3 and 4) Title / Amount or Number of Shares	8. Price of Derivative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Year Reported Transaction(s) (Instr.4)	10. Owner- ship Form of Deriv- ative Securities: Direct (D) or Indirect (I) (Instr.4)	11. Nature of Indirect Beneficial Ownership (Instr.4)
Incentive Stock Option	$8.578					(2) / 9/3/06	Common Stock / 2,000		$2,000	D
Incentive Stock Option	$9.50					(3) / 5/16/10	Common Stock / 25,900		$5,020	D
Incentive Stock Option	$10.50					(2) / 12/30/09	Common Stock / 10,000		$6,000	D
Incentive Stock Option	$11.5313					(2) / 12/30/08	Common Stock / 10,000		$8,000	D
Incentive Stock Option	$12.54					(2) / 6/18/11	Common Stock / 10,000		$8,000	D
Incentive Stock Option	$14.81					(2) / 12/28/11	Common Stock / 5,000		$1,000	D
Non-Qualified Stock Option	$7.29					(2) / 9/3/06	Common Stock / 1,500		$1,500	D
Non-Qualified Stock Option	$9.50					(3) / 5/16/10	Common Stock / 24,100		$14,980	D
Stock Option	$11.75					(2) / 12/30/12	Common Stock / 5,000		$0	D
Explanation of Responses:

(1) Shares acquired during the month of December under the Employee Stock Purchase Plan.

(2) The option becomes exercisable in five equal installments, annually, commencing one year after the grant date.

(3) The 25,900 shares vest as follows: 2,150 shares vest annually for three years commencing one year after the grant date. The fourth year vests 8,370 shares and the fifth year vests 10,000 shares. The 24,100 shares vest as follows: 7,490 shares vest annually for three years commencing one year after the grant date. The remaining 1,630 shares vest on the fourth anniversary of the grant date.

By:	Date:
/s/ Sarah Moore	01/16/2003

** Signature of Reporting Person	SEC 2270 (09-02)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

* If the form is filed by more than one reporting person, see Instruction 4(b)(v).
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